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EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2003	Three Months Ended June 30, 2003
Earnings before income taxes and minority interest	$2,773	$1,464
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(19)	(12)
Dividends from less than 50% owned affiliates	37
Fixed charges	422	205

Earnings available for fixed charges	$3,213	$1,657

Fixed charges:
Interest incurred:
Interest expense	$348	$168
Capitalized interest	1

	349	168
Portion of rent expense deemed to represent interest factor	73	37

Fixed charges	$422	$205

Ratio of earnings to fixed charges	7.6	8.1

EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Earnings before income taxes and minority interest	$5,267	$3,447	$3,415	$3,040	$2,999
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(51)	(41)	(50)	(51)	(28)
Dividends from less than 50% owned affiliates	28	21	12	10	9
Fixed charges	1,003	1,581	710	646	638
Interest capitalized, net of amortization	(1)	(3)	—	(2)	(1)

Earnings available for fixed charges	$6,246	$5,005	$4,087	$3,643	$3,617

Fixed charges:
Interest incurred:
Interest expense	$854	$1,452	$615	$547	$549
Capitalized interest	4	5	3	4	3

	858	1,457	618	551	552
Portion of rent expense deemed to represent interest factor	145	124	92	95	86

Fixed charges	$1,003	$1,581	$710	$646	$638

Ratio of earnings to fixed charges	6.2	3.2	5.8	5.6	5.7

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  EXHIBIT 12
KRAFT FOODS INC. AND SUBSIDIARIES Computation of Ratios of Earnings to Fixed Charges (in millions of dollars)